Exhibit 1

Transactions in the Securities of the Issuer Since the Date of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Hale Capital Partners, LP

Purchase	845	$2.518	2/13/2025
Purchase	8,148	$2.476	2/14/2025
Purchase	4,767	$2.500	2/18/2025
Purchase	14,807	$2.495	2/19/2025
Purchase	332	$2.545	2/20/2025
Purchase	91	$2.500	2/21/2025